EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

AGREEMENT made this 15th day of May 2007 between AssetMark Funds, a Delaware statutory (the “Trust”), Trust, on behalf of certain of its series listed on Schedule A hereto (each a “Fundamental Index Fund” and together the “Fundamental Index Funds”), and AssetMark Investment Services, Inc., a California corporation (the “Advisor”).

WHEREAS, the Advisor has entered into an Investment Advisory Agreement with the Trust, on behalf of each of the Fundamental Index Funds, pursuant to which the Advisor provides, or arranges for the provision of, investment advisory and management services to each Fundamental Index Fund, and for which it is compensated based on the average daily net assets of each such Fundamental Index Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fundamental Index Fund and its shareholders to limit the total expenses of each Fundamental Index Fund of the Trust as listed on Schedule A of the Investment Advisory Agreement between the Trust and the Advisor, as may be amended from time to time;

NOW, THEREFORE, the parties hereto agree as follows:

1.
Expense Waiver and Reimbursement by the Advisor.  The Advisor agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) associated with operating the Fundamental Index Funds to the extent necessary to limit the annualized expenses of each Fundamental Index Fund to the rates reflected in Schedule A to this Agreement.

2.
Duty of Fund to Reimburse.  Subject to approval by the Board of Trustees of the Trust, the Trust, on behalf of the applicable Fundamental Index Fund, agrees to reimburse the Advisor on a monthly basis such reduced or waived management fees, and any expenses borne pursuant to paragraph 1, in later periods; provided, however, that a Fundamental Index Fund is not obligated to reimburse any such reduced or waived management fees, or expenses borne pursuant to paragraph 1, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne.  The Trust’s Board of Trustees shall review quarterly any reimbursement paid to the Advisor with respect to any Fundamental Index Fund in such quarter.

3.	Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4.
Duration and Termination.  This Agreement shall be effective for a period of one year from on the date first set forth above, and shall continue in effect from year to year thereafter upon mutual agreement of the Trust and the Advisor.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

AssetMark Funds	AssetMark Investment Services, Inc.

By: /s/ Carrie E. Hansen	By: /s/ Ronald D. Cordes

Name: Carrie E. Hansen	Name: Ronald D. Cordes

Title: SVP	Title: Chairman

SCHEDULE A

Fund	Expense Cap

AssetMark Fundamental Index Large Company Growth Fund	1.22%

AssetMark Fundamental Index Large Company Value Fund	1.22%

AssetMark Fundamental Index Small Company Growth Fund	1.22%

AssetMark Fundamental Index Small Company Value Fund	1.22%

AssetMark Fundamental Index International Equity Fund	1.35%